From:	Schwartz, Geoffrey <SCHWARTZ-G@Blankrome.com>
Sent:	Monday, November 19, 2012 9:40 AM
To:	Rupert, Kevin C.
Subject:	Cornerstone - effectiveness

Mr. Rupert,
Pre-effective amendment #2, with the new power of attorney attached as an exhibit, was filed on Friday. Please let me know if there is anything else you need and whether effectiveness will be granted today.
Thank you,
Geoff

Geoffrey D. Schwartz | **Blank Rome LLP**
One Logan Square 130 North 18th Street | Philadelphia, PA 19103-6998
Phone: 215.569.5734 | Fax: 215.832.5734 | Email: Schwartz-G@BlankRome.com